John Pendleton Executive Vice President, Legal & Corporate Affairs

December 15, 2022

Mr. Scott Stringer

Securities And Exchange Commission

Division of Corporate Finance

Office of Trade & Services

Washington, DC 20549

RE: PARTS iD, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 14, 2022

File No. 001-38296

Dear Mr. Stringer,

We are in receipt of your letter dated December 2, 2022, addressed to our Chief Financial Officer, Mr. Kailas Agrawal.

In response to your first question, please be advised that PARTS iD has not calculated the difference between the estimated unshipped orders provided on our quarterly and annual financial statements and the actual unshipped orders as of December 2021.

However, as of December 2020 year-end, we did an actual determination of unshipped and undelivered orders, and it was at 12.67 days. As of December 2021, unshipped and undelivered orders were estimated at 11.60 days based on actual determination of 11.60 days as of October 2021 end. As set forth above, we do not have the actual for the estimates used as of December 2021.

The revenue impact of a 1-day change in revenue estimates of 11.60 days used as at December 2021 year-end would have been as set forth below.

	For the year 2021	For 4Q 2021
Reported revenue	$448,668,928	$106,590,175
Unshipped and undelivered orders in days	11.5957	11.5957
Unshipped and undelivered orders in dollars	$15,497,857	$15,497,857
Revenue Sensitivity - 1 day impact	$1,336,522	$1,336,522
1 day impact as percentage to Revenue	0.30%	1.25%

In response to your second question, PARTS iD is clearly the principal in its transactions with customers under the applicable tests set forth in recognized accounting criteria included in ASC 606-10-55 Paragraph 36A and 37A.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identifies contracts with customers; (ii) identifies performance obligation(s); (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligation(s); and (v) recognizes revenue when (or as) the Company satisfies each performance obligation.

1 Corporate Drive – Cranbury, NJ 08512 – USA T: (866) 909-6999 Ext 8999 E: john@partsid.com

The Company’s sole performance obligation for sales of auto parts and accessories includes delivery of the product as well as the acceptability of the product by the customer. This is enabled by the Company’s proprietary fitment algorithm to ensure the product is compatible with the customers automobile. The Company recognizes revenue on product sales through its website as the principal in the transaction as the Company has concluded it controls the product before it is transferred to the customer. The Company controls products when it is the entity responsible for fulfilling the promise to the customer and takes responsibility for the acceptability of the goods, assumes inventory risk from shipment through the delivery date, has discretion in establishing prices, and selects the suppliers of products sold.

Customer Contract:

The customer places the order on the Company’s website and order is accepted and acknowledged by the Company. The Company’s website has enabled the customer shopping by brand or by vehicle type as well. The company offers multiple brands in wide price range. The Company has developed proprietary fitment algorithms and product recommendations. Product fitment assurance is provided by the Company. The Company also provides customer sales and service supports and offers assistance in selection of right product. Once the customer selects the product, the customer then places the orders on our website along with the payment at the time of placing the order itself. The Vendors are not party to such website service and contracts with customers. Further until we send the backup order to the vendor, the vendor is not aware of product sale and the customer. Our customer may come to know vendor only when the customer receives goods and may see packing information from the vendor.

Performance Obligation:

The performance obligation rests with the Company. Fulfillment of orders is the responsibility of the Company. We have ability to source the supply from multiple vendors and after sale, we decide from which vendor we will source and then ask the selected vendor to ship the product to the customer on behalf of the Company. In the cases of multiple items on the order, we may source such items on one order from different vendors. In the event that the product gets lost or damaged in transit, the Company is required\ to reimburse the customer. The customer does not have any claim to recover from the vendor or shipping carrier.

Amounts received from customers prior to the delivery of products are recorded as deferred revenue in the accompanying balance sheet and are recognized as revenue when the products are delivered. In case the company does not ship the product, the obligation to refund customer for incorrect shipment, fitment failure, product loss or damages in shipping or delivery failures remains with the Company.

Vendor Selection:

As stated above, in most of the cases, the Company has multiple vendors and it chooses the vendor based on a proprietary algorithm based on product price, shipping cost, availability of product, distance from the customer etc.

Product Pricing:

The product sale price and discounts are all determined by the Company. Vendors do not have any role in determining the customer price. Vendors provide us with their price and the Company decides the sale price including mark up, discounts etc. We pay the vendors based upon their payment terms after the customer transaction is complete. We do not have commission-based contracts with vendors.

The Company controls the products:

The Company is responsible for fulfilling the promise to the customer and takes responsibility for the acceptability of the goods. The Company assumes inventory risk from shipment through the delivery date. The Company selects a common carrier to deliver the product to the customer. Once the product is picked up by the common carrier from the vendor, the risks associated with inventory passes on to the Company until the product is delivered to the Customer. The shipping carrier works for the Company and the Company has right to redirect the shipments as well. The company is primarily responsible to the customer for any product claims. The vendors are not liable for any product damages or product loss which may occur during outbound shipping to the customer. In cases of multiple items on an order, the Company may source the products from different vendors. Often, the Company consolidates the shipping by getting delivery of such products to its own warehouse and ship all the items together to the Customer.

1 Corporate Drive – Cranbury, NJ 08512 – USA T: (866) 909-6999 Ext 8999 E: john@partsid.com

We hope this addresses your questions. Please let us know if we can provide any further information.

Sincerely,

/s/ John Pendleton

Cc: Joe Parker

1 Corporate Drive – Cranbury, NJ 08512 – USA T: (866) 909-6999 Ext 8999 E: john@partsid.com

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